1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
William J. Tuttle	United States
To Call Writer Directly:		Facsimile:
+1 202 389 3350	+1 202 389 5000	+1 202 389 5200
william.tuttle@kirkland.com
www.kirkland.com

January 31, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Oaktree Specialty Lending Corporation
Preliminary Proxy Statement on Schedule 14A

Dear Ladies and Gentlemen:

On behalf of Oaktree Specialty Lending Corporation, a Delaware corporation (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on January 24, 2023 (filed on July 14, 2017 (File No. 814-00755), in a telephone call on January 27, 2023 between Ashley Vroman-Lee of the Staff and William J. Tuttle of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comment is included in this letter, with the comment followed by the Company’s response.

Austin    Bay Area    Beijing    Boston    Brussels    Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich    New York    Paris    Salt Lake City    Shanghai

United States Securities and Exchange Commission

January 31, 2023

1. We note the disclosure in footnote 4 to the beneficial ownership table. What is the voting agreement referring to and what are its material terms? Could this raise any concerns under Section 57(d) of the 1940 Act? What is the relationship of Oaktree Capital Management, L.P. (“OCM”) to the Company? Is Mr. Tannenbaum an affiliated person of the Company?

Response:

As disclosed in the Schedule 13D filed by OCM and certain of its affiliates on July 21, 2017, on July 13, 2017, Fifth Street Holdings, L.P., Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation, the Tannenbaum Family 2012 Trust and 777 West Putnam Avenue LLC (collectively, the “Stockholders”) entered into a voting agreement with OCM pursuant to which each of the Stockholders agreed to vote their shares of the Company’s common stock at the direction of OCM. Subject to a right of first refusal for the benefit of OCM, a Stockholder may transfer shares of the Company’s common stock to third parties, subject to certain volume restrictions under certain circumstances. The voting agreement will terminate upon the earliest of OCM or one of its affiliates no longer advising the Company and, with respect to any Stockholder, when such Stockholder no longer owns shares of the Company’s common stock.

The Company respectfully submits that it is not a party to the voting agreement, nor does the arrangement relate to any purchases or sales of any the Company’s securities from/to the Company. As a result, the Company does not believe that the arrangement raises any concerns under Section 57(d) of the 1940 Act.

As disclosed in the Company’s Exchange Act reports, OCM served as the investment adviser to the Company from October 17, 2017 through May 4, 2020, on which date OCM effected the novation of the then-current investment advisory agreement to Oaktree Fund Advisors, LLC. As of the date hereof, OCM and Oaktree Fund Advisors, LLC remain under common control.

As of the record date, Mr. Tannenbaum was an affiliated person of the Company within the meaning of Section 2(a)(3) of the 1940 Act by virtue of owning more than five percent of the Company’s outstanding voting securities. Subsequent to the record date, however, the Company notes that Mr. Tannenbaum’s beneficial ownership has fallen to less than five percent of the Company’s outstanding voting securities, and he has ceased to be an affiliated person within the meaning of Section 2(a)(3) of the 1940 Act.

* * * * * * *

United States Securities and Exchange Commission

January 31, 2023

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	Mary Gallegly, Oaktree Specialty Lending Corporation

Christopher McKown, Oaktree Specialty Lending Corporation

Mathew Pendo, Oaktree Specialty Lending Corporation

Erin M. Lett, Kirkland & Ellis LLP